GREIF, INC.
425 Winter Road
Delaware, Ohio 43015
(740) 549-6000 (General Number)
(740) 549-6101 (Facsimile Number)
October 2, 2009
VIA EDGAR
United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Greif, Inc. Registration Statement on Form S-4 Filed September 18, 2009 File No. 333-162011
Ladies and Gentlemen:
     This letter is in response to the September 29, 2009 (the “September 29 Correspondence”) letter from the staff of the Securities and Exchange Commission (the “Commission”) to Michael J. Gasser, the Chief Executive Officer of Greif, Inc. (the “Company”), relating to the subject Registration Statement on Form S-4 (the “Registration Statement”). The Registration Statement relates to the registration of $250.0 million aggregate principal amount of 7-3/4% Senior Notes due 2019 (the “Exchange Notes”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Company’s offer to exchange (the “Exchange Offer”) the Exchange Notes for the same aggregate principal amount of 7-3/4% Senior Notes due 2019 (the “Original Notes”) previously issued in a private placement and subsequently resold to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States under Regulation S of the Securities Act.
     For convenience, the comment of the September 29 Correspondence is repeated below followed by the Company’s response.
Comment:
1.	We note that you are registering the 7-3/4% Senior Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See Also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling., No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Response:
The Company is registering the Exchange Notes to be offered in the Exchange Offer in reliance on the Commission’s position articulated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and

Shearman & Sterling., No-Action Letter (July 2, 1993). In that regard, the Company makes the following representations:
•	The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that, for the purpose of secondary resales, any holder of the Exchange Notes using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer (1) cannot rely on the staff position enunciated in Exxon Capital Holdings Corp., No-Action Letter (April 13, 1988) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling Exchange Note holder information required by Item 507 of Regulation S—K.

•	The Company will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, a representation that by accepting the Exchange Offer, the exchange offeree represents to the Company that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

•	The Company will commence the Exchange Offer for the Original Notes when the Registration Statement is declared effective by the Commission. The Exchange Offer will remain in effect for a limited time and will not require the Company to maintain an “evergreen” registration statement.

•	The Exchange Offer will be conducted by the Company in compliance with the Securities Exchange Act of 1934 and any applicable rules and regulations thereunder.
Very truly yours,
GREIF, INC.

By /s/ Michael J. Gasser
Michael J. Gasser
Chairman and Chief Executive Officer

Copies to:	Baker & Hostetler LLP Ernst & Young LLP

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